Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department Country/City Code 8862 Tel: 2656-8000 IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2025 Financial Results

TAIPEI, Taiwan, March 26, 2026 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2025.

Highlights

For 2025, GigaMedia reported revenues of $3.5 million, with a gross profit of $1.8 million, an operating loss of $3.6 million and the net loss of $1.5 million.

The revenues increased by 17.0% in 2025, and the gross profit increased by 23.5%, mainly due to our efforts in promoting players’ participation. In 2025, we continued rightsizing our workforce and consolidating resources in an inflationary environment. As a result, the operating loss were slightly decreased, while the net loss was reduced to $1.5 million, compared to a net loss of $2.3 million in 2024.

On the balance sheet side, we maintained a solid financial position with a small cash burn rate in 2025, and our cash, cash equivalents and restricted cash amounted to $29.1 million at the end of 2025.

In 2025, we have been revitalizing our licensed games and enhancing our product developing sophistication for further expanding our product and service offerings. We believe in-house developing capability is very essential in boosting our productivity and accelerating the growth of our business.

Fourth Quarter and Full Year Overview

•
Consolidated 4Q revenues decreased by 9.3% quarter-on-quarter mainly due to seasonality, while increased by 10.1% year-over-year due to our efforts in promoting players’ participation. Full year revenues increased by 17.0% to $3.5 million from $3.0 million in 2024.
•
Loss from operations for 4Q was $0.7 million, representing a loss reduction from $1.0 million in the third quarter of 2025, as we managed to reduce the operating costs and expenses. Full year operating loss was $3.6 million, slightly reduced from $3.7 million in 2024.
•
The net asset value was approximately $3.49 per share as of the end of 2025.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2025

GIGAMEDIA FY25 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY25	FY24	Change (%)
Revenues	3,474	2,969	17.0%
Gross Profit	1,821	1,475	23.5%
Loss from Operations	(3,602)	(3,701)	NM
Net Loss Attributable to GigaMedia	(1,514)	(2,296)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.14)	(0.21)	NM
EBITDA (A)	(3,130)	(4,201)	NM
Cash, Cash Equivalents and Restricted Cash	29,053	35,094	-17.2%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•
Consolidated revenues for the year ended December 31, 2025 was $3.5 million, increased from $3.0 million in the prior year. The decrease was mainly due to our efforts in promoting players’ participation.
•
Consolidated loss from operations for 2025 was $3.6 million, comparable to a loss of $3.7 million in the last year.
•
Consolidated net loss for 2025 was $1.5 million, decreased from $2.3 million in the prior year. Loss per share for 2025 was $0.14 per share, compared to $0.21 last year.
•
Cash, cash equivalents and restricted cash at the year end of 2025 amounted to $29.1 million.

For the Fourth Quarter

GIGAMEDIA 4Q25 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q25	3Q25	Change (%)	4Q25	4Q24	Change (%)
Revenues	831	916	-9.3%	831	755	10.1%
Gross Profit	426	458	-7.0%	426	398	7.0%
Loss from Operations	(716)	(998)	NM	(716)	(531)	NM
Net Loss Attributable to GigaMedia	(710)	(971)	NM	(710)	(462)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.06)	(0.09)	NM	(0.06)	(0.04)	NM
EBITDA (A)	(1,098)	(1,371)	NM	(1,098)	(918)	NM
Cash, Cash Equivalents and Restricted Cash	29,053	29,386	-1.1%	29,053	35,094	-17.2%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

Fourth-Quarter Financial Results

•
Consolidated revenues for the fourth quarter of 2025 decreased by 9.3% quarter-on-quarter mainly due to seasonality, while increased by 10.1% year-over-year mainly due to our efforts in promoting players' participation.
•
Consolidated loss from operations of the fourth quarter of 2025 was $0.7 million, compare to a loss of $1.0 million in the last quarter, mainly due to reduced operating expenses.
•
Consolidated net loss of the fourth quarter of 2025 was $0.7 million, decreased from a net loss of $1.0 million in the last quarter.
•
Cash, cash equivalents and restricted cash at the end of the fourth quarter of 2025 amounted to $29.1 million, slightly decreased from the prior quarter.

Financial Position

GigaMedia maintained its solid financial position. Cash, cash equivalents and restricted cash amounted to $29.1 million, or approximately $2.63 per share, along with zero bank loan. Our shareholders’ equity was approximately $38.5 million of as of December 31, 2025.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 26, 2026. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the following quarters, we will be dedicated to improving our in-house offerings as well as maintaining satisfactory working relationships with our licensors,” said GigaMedia CEO James Huang. “It is very critical to our steady growth and long-term profitability for future years.”

Meanwhile, besides our investments in Aeolus Robotics, our management continues evaluating and pursuing prospects of strategic investment target that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company’s net income for the period. Reconciliations to the

GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2025 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia’s digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2025 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for earnings per share amounts)

	Three months ended			Twelve months ended
	2025/12/31	2025/9/30	2024/12/31	2025/12/31	2024/12/31
	unaudited	unaudited	unaudited	unaudited	audited
Operating revenues
Digital entertainment service revenues	831	916	755	3,474	2,969
	831	916	755	3,474	2,969
Operating costs
Cost of digital entertainment service revenues	405	458	357	1,653	1,494
	405	458	357	1,653	1,494
Gross profit	426	458	398	1,821	1,475
Operating expenses
Product development and engineering expenses	145	166	164	663	694
Selling and marketing expenses	506	413	351	1,673	1,451
General and administrative expenses and others	491	878	414	3,086	3,030
Provision for expected credit losses	—	(1)	—	1	1
	1,142	1,456	929	5,423	5,176
Loss from operations	(716)	(998)	(531)	(3,602)	(3,701)
Non-operating income (expense)
Interest income	404	420	471	1,683	1,964
Foreign exchange gain (loss) - net	(414)	(381)	(246)	402	(427)
Gain on disposal of investments	—	—	—	—	—
Changes in the fair value of investment in equity securities recognized at fair value	2	2	(167)	(2)	(161)
Other - net	14	(14)	11	5	29
	6	27	69	2,088	1,405
Loss before income taxes	(710)	(971)	(462)	(1,514)	(2,296)
Income tax expense	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(710)	(971)	(462)	(1,514)	(2,296)
Loss per share attributable to GigaMedia
Basic:	(0.06)	(0.09)	(0.04)	(0.14)	(0.21)
Diluted:	(0.06)	(0.09)	(0.04)	(0.14)	(0.21)
Weighted average shares outstanding:
Basic:	11,052	11,052	11,052	11,052	11,052
Diluted:	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	2025/12/31	2025/9/30	2024/12/31
	unaudited	unaudited	audited
Assets
Current assets
Cash and cash equivalents	28,740	29,073	34,781
Marketable securities - current	4,608	—	—
Accounts receivable - net	108	140	141
Prepaid expenses	103	148	69
Restricted cash	313	313	313
Other receivables	671	241	2
Other current assets	139	142	127
Total current assets	34,682	30,057	35,433

Marketable securities - noncurrent	5,038	9,620	5,441
Property, plant & equipment - net	93	97	101
Intangible assets - net	4	2	7
Prepaid licensing and royalty fees	25	56	147
Other assets	757	1,401	1,229
Total assets	40,599	41,233	42,358

Liabilities and equity
Accounts payable	56	44	38
Accrued compensation	387	419	174
Accrued expenses	723	873	571
Unearned revenue	558	570	578
Other current liabilities	186	323	570
Total current liabilities	1,910	2,229	1,931
Other liabilities	167	182	84
Total liabilities	2,077	2,411	2,015
Total equity	38,522	38,822	40,343
Total liabilities and equity	40,599	41,233	42,358

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

(in thousands of US dollars)

	Three months ended			Twelve months ended
	2025/12/31	2025/9/30	2024/12/31	2025/12/31	2024/12/31
	unaudited	unaudited	unaudited	unaudited	unaudited
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(710)	(971)	(462)	(1,514)	(2,296)
Depreciation	14	18	13	58	49
Amortization	2	2	2	9	10
Interest income	(404)	(420)	(471)	(1,683)	(1,964)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	(1,098)	(1,371)	(918)	(3,130)	(4,201)